Exhibit 99.2

Release time Immediate	Date 28 January 2003

PR283g

Rio Tinto Board changes

Rio Tinto is pleased to announce that Mr David Clementi has been appointed a non executive director of the boards of Rio Tinto plc and Rio Tinto Limited with effect from today, 28 January 2003. Mr Clementi is Chairman of Prudential plc and was previously a Deputy Governor of the Bank of England.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations	Media Relations
Hugh Leggatt	Ian Head
+ 44 (0) 20 7753 2273	+61 (0) 3 9283 3620
Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+61 (0) 3 9283 3639

Website: www.riotinto.com

Notes to editors:
David Clementi was appointed Chairman of Prudential plc with effect from 1 December 2002. Prior to that he was a Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson, where he spent 22 years, including as Chief Executive (from January 1994) and subsequently Vice Chairman (May 1997). He was head of the Equities Division (1987–1989) and head of the Corporate Finance Division (1989–1993). Mr Clementi graduated from Oxford University and qualified as a Chartered Accountant. He then spent two years at Harvard Business School obtaining an MBA. Mr Clementi was a director of the Financial Services Authority and the Accountancy Foundation until 31 August 2002. He is an Honorary Fellow of Lincoln College, Oxford.

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885